CONTACT:
Susana McDermott
ICCR, Director of Communications
212-870-2938
smcdermott@iccr.org

EMBARGOED UNTIL 8:00AM EST 3/26/18

SEC OVERRULES PHARMA COs’ CHALLENGES TO PROPOSALS QUESTIONING LINKS BETWEEN
EXEC COMP AND DRUG PRICE INCREASES

Despite attempts to block the proposals, shareholders to vote on resolutions at AbbVie, Amgen, Biogen, Bristol-Myers Squibb and Eli Lilly.

NEW YORK, NY, MONDAY, MARCH 26TH, 2018 - Investors in drug makers AbbVie (ABBV), Amgen (AMGN), Biogen (BIIB), Bristol-Myers Squibb (BMY) and Eli Lilly (LLY) who submitted proposals calling for more information on the relationship between executive compensation packages and price increases for medicines, have learned that in spite of opposition from all the companies, the SEC has ruled that the shareholder resolutions will appear on company ballots.

As a result of this ruling, shareholders will have the opportunity to vote on these resolutions at company annual meetings this spring.

The investors are members of the Interfaith Center on Corporate Responsibility who have engaged the companies for several years on the issue of escalating drug prices, the burden these increases present for society and the financial and reputational risks they present for companies and their investors. The five resolutions were supported by a total of 51 institutional investors listed at the bottom of the resolution text in the above links.

Kathryn McCloskey of United Church Funds and lead filer of the proposal with AbbVie said, “We believe that companies’ incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively - including the serious risks stemming from public concern over high drug prices. We are gratified that the SEC affirmed the need for further disclosure from pharma companies on how these compensation programs are developed.”

The shareholder resolutions argue that the reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

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They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll. Poor reputation can make it more difficult to recruit and retain talented employees.

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High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing-related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.

Further, investors argue that rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80% of Mylan shares voted in opposition to management’s “say on pay” proposal,  following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.

Moreover, a recent Credit Suisse analyst report stated that “US drug price rises contributed 100% of industry EPS growth in 2016” and characterized that fact as “the most important issue for a Pharma investor today.”

“As shareholders we are concerned with the long-term, sustainable growth of these companies, and we believe that growth should come from innovation and drug discovery as opposed to short-term price hikes that come with serious reputational and regulatory risks,” said Lauren Compere of Boston Common Asset Management, a co-filer on the resolutions. “To the degree that executive incentives reflect a company’s mission and growth strategies, this is clearly a critical and material issue for investors and we are glad the SEC saw fit to include our resolution on the company proxies.”

In the case of Amgen, which sought to block the proposals from the proxy on the bases of “vague and misleading”, “ordinary business” and “substantially implemented” arguments, the SEC ruled against the company on all three counts. The link to the SEC’s decision on Amgen’s no action request is here.

Said Jeffery Perkins of Friends Fiduciary and co-filer of several of the resolutions, “Pharma companies are facing significant pressure from the healthcare industry, patient groups, legislators and shareholders to bring the cost of medicines down.  We hope by having these resolutions on the ballots, the board, management and shareholders in these drug companies will consider how their executive compensation structures might be used to incentivize increased access and affordability of their products.”

About the Interfaith Center on Corporate Responsibility (ICCR)
Celebrating its 47th year, ICCR is the pioneer coalition of shareholder advocates who view the management of their investments as a catalyst for social change. Its 300 member organizations comprise faith communities, socially responsible asset managers, unions, pensions, NGOs and other socially responsible investors with combined assets of over $400 billion. ICCR members engage hundreds of corporations annually in an effort to foster greater corporate accountability. www.iccr.org

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